PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R ORL
TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

RECEIVED
2008 DEC -3 A 10: 23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Attention: Office of International Corporate Finance
Division of Corporation Finance, Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

28 November 2008

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 - File number: 82-4019

SUPPL

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

BEST AVAILABLE COPY

Press Releases:-	
27 October	Notification of holding in the company
3 November	Total Voting Rights
12 November	Joseph Boyden wins Scotiabank Giller Prize
17 November	Investor seminar on International Education
19 November	Robin Freestone, CFO, presents at the Morgan Stanley's 2008 Technology...
19 November	Penguin Group (USA) builds a school for children in war-torn Afghanistan...
20 November	Report and recommendations for Education Policy leaders...........
20 November	'Why I teach' series of Teacher-Made Films to be distributed to schools...

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

S. Jones

Stephen Jones
Deputy Secretary

08006126

PROCESSED
DEC 09 2008
THOMSON REUTERS

RECEIVED
2008 DEC -3 A 10:23

Click here to download a PDF of this press release.

NOTIFICATION OF MAJOR INTERESTS IN SHARES

Sitemap Legal Accessibility © Pearson 2008

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached":	Pearson plc

2. Reason for the notification	
An acquisition or disposal of voting rights	
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other	

3. Full name of person(s) subject to the notification obligation[iii]:	Aviva plc & its subsidiaries
4. Full name of shareholder(s) (if different from 3.)[iv]:	Registered Holder: BNY Norwich Union Nominees Limited 5,2[illegible],497[illegible] BT [illegible] Nominees Limited 8,648,[illegible] Chase GA Group Nominees Limited 17,700,556 Chase Nominees Limited 1,398,[illegible] CUIM Nominee Limited 3,544,963[illegible]

Financial Services Authority

FSA

TR-1[i]: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached[ii]:	**Pearson plc**

2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	√
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing the breakdown of voting rights	☐
Other (please specify):	☐

3. Full name of person(s) subject to the notification obligation[iii]:	**Aviva plc & its subsidiaries**
4. Full name of shareholder(s) (if different from 3.)[iv]:	**Registered Holder:** **BNY Norwich Union Nominees Limited 5,381,497*** **BT Globenet Nominees Limited 8,648*** **Chase GA Group Nominees Limited 13,700,550*** [illegible] **CUIM Nominee Limited 3,544,963***

	Vidacos Nominees Limited 56,553* * denotes direct interest
5. Date of the transaction (and date on which the threshold is crossed or reached if different)[v]:	23 October 2008
6. Dat[illegible]	27 October 2008
7. Threshold(s) that is/are crossed or reached:	3% to <3% change at Direct Interest Level
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares If possible using the ISIN CODE	Situation previous to the Triggering transaction [vi]		Resulting situation after the triggering transaction [vii]				
	Number of Shares	Number of Voting Rights [viii]	Number of shares	Number of voting rights [ix]		% of voting rights	
			Direct	Direct [x]	Indirect [xi]	Direct	Indirect
Ordinary Shares GB0006776081	24,441,498	24,441,498	24,091,166	24,091,166	Not disclosable	2.98%	Not disclosable

Proxy Voting

B: Financial Instruments

Resulting situation after the triggering transaction [xii]				
Type of financial instrument	**Expiration date** [xiii]	**Exercise/ Conversion Period/ Date** [xiv]	**Number of voting rights that may be acquired if the instrument is**	**% of voting rights**

			exercised/ converted.	
N/A				

Total (A+B)

Number of voting rights	% of voting rights
24,091,166	2.98%

14. Contact nam[illegible] [illegible]

15. Contact tele[illegible]hone [illegible]er: 01603 684[illegible]

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable [xv]:
The voting rights are managed and controlled by Aviva Investors Global Services Limited, with the following chain of controlled undertakings:-

Aviva Investors Global Services Limited:

- Aviva plc (Parent Company)
- Aviva Group Holdings Limited (wholly owned subsidiary of Aviva plc)
- Aviva Investors Holdings Limited (wholly owned subsidiary of Aviva Group Holdings Limited)
- Aviva Investors Global Services Limited (wholly owned subsidiary of Aviva Investors Holdings Limited)

Proxy Voting:

10. Name of the proxy holder:	See Section 4
11. Number of voting rights proxy holder will cease to hold:	

12. Date on which proxy holder will cease to hold voting rights:	

© Pearson 2008

13. Additional information:	Figures are based on a total number of voting rights of 809,223,201.
14. Contact name:	Neil Whittaker
15. Contact telephone number:	01603 684420

Total Voting Rights
03 November 2008

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Click here to download a PDF of this press release

[illegible]

[illegible] may be used by shareholders [illegible] will determine whether [illegible] their interest in the Company [illegible]

[illegible]

PEARSON PLC
(the "Company")

Voting Rights and Capital

As at close of business on 31 October 2008, the Company had 809,239,089 ordinary shares of 25p each admitted to trading. Each ordinary share carries the right to one vote at general meetings. The Company does not hold any shares in Treasury.

This figure (809,239,089) may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

This announcement is made in conformity with the provisions of the Transparency Directive.

information or to schedule an interview please

Joseph Boyden Wins Scotiabank Giller Prize

12 November 2008

Toronto - Wednesday, November 12, 2008 - Joseph Boyden has won the Scotiabank Giller Prize, Canada's most prestigious award for literary excellence. Boyden was honoured last night at the Four Seasons Hotel with a black tie gala attended by the country's cultural elite, including former Ontario premiers William Davis and David Peterson, broadcaster Moses Znaimer, former Toronto mayor David Crombie, dancer Rex Harrington, and Indigo Books and Music head Heather Reisman.

The jury, comprised of award winning author and previous Giller Prize recipient Margaret Atwood, Liberal MP Bob Rae and internationally celebrated author, journalist and professor Colm Toibin, honoured Boyden for his novel, *Through Black Spruce*, saying: "Joseph Boyden shows us unforgettable characters and a northern landscape in a way we have never seen them before."

Boyden's editor Nicole Winstanley said: "We are thrilled with the Giller jury's acknowledgement of Joseph Boyden last night and honoured to be the publisher celebrating this win. *Through Black Spruce* is a compassionate, powerful and significant novel written with grace, empathy and exceptional skill."

Through Black Spruce was published to critical acclaim this September, drawing rave reviews and confirming Boyden's place as "a major voice in Canadian fiction" (*Montreal Gazette*). Penguin Publisher and President David Davidar echoed the reviewer's sentiment, saying: "The Giller jury has confirmed what we at Penguin and readers across the country already know. Joseph is truly one of Canada's best writers. He belongs to an elite group of writers who are redefining the novel in new and glorious ways."

Through Black Spruce is a story of chaotic intersections, set amidst the glamour of New York City's modeling industry and the wilderness of Ontario's frozen north. It is a portrait of modern people and places, haunted by vice and possessed with unexpected glimmers of virtue. Boyden writes with breathtaking beauty of violent collisions; between radically different cultures, families and generations. *Through Black Spruce* is a poignant, moving testament to family and a stirring account of the complexity of lives in transition between two hard places.

The Giller Prize was founded in 1994 by Jack Rabinovitch in honour of his late wife, literary journalist Doris Giller, who passed away from cancer the year before. The award recognized excellence in Canadian fiction - long format or short stories - and endowed a cash prize annually of $25,000.00. In 2005, The Giller Prize teamed up with Scotiabank to create The Scotiabank Giller Prize, the first ever co-sponsorship for Canada's richest literary award for fiction. Under the new arrangement, the prize was increased to $70,000 with $50,000 going to the winner and $5,000 to each of the four finalists.

For more information or to schedule an interview please contact:

Stephen Myers
Senior Publicist
Penguin Group (Canada)
(416) 301-2456 Mobile
stephen.myers@ca.penguingroup.com

Yvonne Hunter
Director, Publicity and Marketing
Penguin Group (Canada)
(416) 928-2409 Direct
(416) 471-4973 Mobile
yvonne.hunter@ca.penguingroup.com

Investor Seminar on International Education
17 November 2008

Also in this release

Presentation PDF
View file

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On Monday 17 November we held an investor seminar on our International Education business.

The seminar was hosted by Marjorie Scardino, CEO of Pearson and John Fallon, CEO of Pearson Education International.

Presentations were given by:

- Bill Anderson, President, Global English Language Teaching
- Rod Bristow, President, School, Higher Education & Professional EMEA
- Jerry Jarvis, Managing Director, Edexcel
- Fathima Dada, President of Maskew Miller Longman, South Africa

Listen to a replay of the webcast

For more information about Pearson's international presence, watch videos about our operations in Africa, Central Europe, China, India, Latin America and the Middle East.



Watch videos here

Robin Freestone, CFO, presents at the Morgan Stanley's 2008 Technology, Media and Telecoms Conference

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19 November 2008

Listen to a replay of the presentation

Download a PDF of the presentation here.

[illegible] Penguin Group [illegible] Through [illegible] Honoring American Booksellers, Librarians, and Educators Who Supported Khaled Hosseini's 01 *New York Times*-Bestselling and Internationally Acclaimed Novels, *The Kite Runner* and [illegible] *Suns*

[illegible]ssibility © Pearson 2008

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Penguin Group (USA) builds a school for children in war-torn Afghanistan, partnering with the United Nations refugee Agency in this pioneering venture
19 November 2008

For the First Time Ever, Penguin Group (USA) Has Built a School, Grades One Through Six, Honoring American Booksellers, Librarians, and Educators Who Supported Khaled Hosseini's #1 *New York Times*-Bestselling and Internationally Acclaimed Novels, *The Kite Runner* and *A Thousand Splendid Suns*

New York, New York, November 19, 2008 . . . Penguin Group (USA), a member of the Penguin Group, one of the world's largest English-language consumer trade book publishers, is proud to announce that it has built a primary school in Afghanistan, in partnership with the UN Refugee Agency (UNHCR) and the United States Association for UNHCR. The school is located in Arababshirali, roughly 150 miles from Kabul, in Kunduz Province. The school, which recently opened its doors to 270 students, grades one through six, is a tribute to American booksellers, librarians, and educators who supported Khaled Hosseini's #1 *New York Times*-bestselling and internationally acclaimed novels, *The Kite Runner* and *A Thousand Splendid Suns*, published by Riverhead Books, an award-winning and critically acclaimed imprint of Penguin Group (USA).

In 2001, while still a practicing internist, Khaled Hosseini began writing his first novel, *The Kite Runner*. Two years later, it was published in hardcover by Riverhead Books, and followed by a #1 *New York Times*-bestselling trade paperback edition a year later. It has since become a critically acclaimed international bestseller, published in forty-eight countries, with more than 6.75 million copies shipped to date in the U.S. market alone. It has also been credited with leading readers far and wide to a heightened consciousness about Afghanistan, its culture, and its people.

In 2006, Hosseini was honored by the UN Refugee Agency and named a U.S. envoy to the UNHCR. In this role, he traveled to war-torn villages in the northern region of his native Afghanistan in 2007. During this trip he witnessed firsthand the overwhelming desire of Afghan people to provide an education and a better future for their children. Now, in 2008, Penguin Group (USA) is proud to play a key role in turning that desire into a reality.

Susan Petersen Kennedy, President of Penguin Group (USA), commented: "Changing the world can sometimes start with a single act of kindness. Our hope is that this new school is one of those acts. We know that the children it serves will contribute to their world and ours, and we wanted to help provide a place where they can learn, grow, and dream. For us, education matters, books matter, and these children matter."

Mrs. Kennedy continued, "We are grateful to our author, Khaled Hosseini, and UNHCR for making this gift possible, and for inspiring us and enriching our view of the needs and struggles faced by families in Afghanistan. As an

international publisher, Penguin Group is committed to making a difference in communities worldwide by embracing those differences that exist among us. It is often through the voices of our authors, such as Khaled Hosseini, and their books, that we discover the connections we have to each other."

Khaled Hosseini said, "Novels evoke universal human experiences. They are uniquely suited to create empathy and understanding between people of different cultural and religious backgrounds. Over the past few years, I have been humbled by the outpouring of empathy and compassion from my readers for the people of my homeland. It is a great honor to me when readers write me to say that they have found a personal connection to Afghanistan and the suffering of its people through my novels. To me, this school is the physical expression of that connection."

Ground was broken for the school earlier this year, and its construction provided much-needed employment for men in the village of Arababshirali. Now completed and open to students, the schoolhouse has six classrooms and is staffed by six teachers, four women and two men. Approximately 270 Afghan students, in grades one through six, now regularly attend classes. Despite anonymous threats demanding that they not be allowed to attend, girls make up a third of the enrollment. Before the school was completed, students were taught by teachers outside, often under shade trees or in tents that served as makeshift classrooms.

Mohammad Wazir, the head of Arababshirali's governing council, said, "We are very, very grateful to all the people in America who gave us our school. We will do our best to make sure that all of our children grow up to read and love books. The year has been difficult, but building the school has given us hope that things will get better and that our children will take pride in being home. The villagers worked for three months to build the school, and we will make sure it stands for the children of our children. It is for all of us. We are thankful."

According to Michael Coburn, Associate Director, USA for UNHCR, "With hundreds of children at primary-school age in the village, there was no school structure available for them to learn. In fact, the children attended classes either outdoors or in a destroyed primary school. The new primary school is an absolute blessing. UNHCR can now ensure the children have a proper shelter, infrastructure, and resources to receive an education, which is the essential tool to help build a better future for the children of Afghanistan. The whole village is extremely grateful."

Geoffrey Kloske, Vice President and Publisher, Riverhead Books, added, "Khaled Hosseini's books have brought the lives and concerns of the Afghan people vividly to life to American readers, booksellers, librarians, educators, and reviewers. We wanted to acknowledge and pay tribute to as many of these people as we could with our gift to UNHCR. We are sincerely grateful to Khaled Hosseini for inspiring us to turn our attention to a community in need halfway around the world. We are honored to be working so closely with Khaled and UNHCR to provide a more fertile

learning environment for the children of Afghanistan, who may very well become our leaders of tomorrow."

More than 350 booksellers, librarians, and educators across the United States were recognized for their support of Hosseini's #1 *New York Times*-bestselling first novel, *The Kite Runner*, with personalized donation certificates that read "Some novels make a world of difference," each signed by Hosseini.

NOTE TO THE PRESS

Khaled Hosseini is the internationally renowned author of the acclaimed, #1 *New York Times* bestsellers, *The Kite Runner* and *A Thousand Splendid Suns.* Hosseini began writing *The Kite Runner*, in March 2001, while in medical practice. In 2003, *The Kite Runner* was published in hardcover by Riverhead Books, and was followed in 2004 by a #1 *New York Times*- bestselling trade paperback edition that was the top top-selling fiction trade paperback in the United States in 2007 and has been on the *New York Times* paperback fiction bestseller list for more than three and a half years. *The Kite Runner* is a true international bestseller, published in 48 countries, with more than 6.75 million copies shipped in the U.S. alone. His second novel, *A Thousand Splendid Suns,* was published by Riverhead in hardcover in May 2007 and sold more copies in the U.S. than any other new adult hardcover published that year, spending 13 weeks at #1 on the *New York Times* hardcover fiction bestseller list and has spent nearly 50 weeks on the *New York Times* hardcover fiction bestseller list to date. *A Thousand Splendid Suns* is published in 25 countries, and after only 18 months has shipped more than 2.3 million copies in the U.S. alone. The Riverhead trade paperback edition of *A Thousand Splendid Suns* goes on sale November 25, 2008.

Khaled Hosseini was born in Kabul, Afghanistan. His father was a diplomat with the Afghan Foreign Ministry, and his mother taught Farsi and history at a large high school in Kabul. In 1976, the Afghan Foreign Ministry relocated the Hosseini family to Paris. They were ready to return to Kabul in 1980, but by then Afghanistan had witnessed a bloody communist coup and the invasion of the Soviet army. The Hosseinis sought and were granted political asylum in the United States. In September 1980, Hosseini's family moved to San Jose, California. He graduated from high school in 1984 and enrolled at Santa Clara University, where he earned a bachelor's degree in biology in 1988. The following year, he entered the University of California, San Diego's School of Medicine, where he earned a medical degree in 1993. He completed his residency at Cedars-Sinai Hospital in Los Angeles. Hosseini was a practicing internist between 1996 and 2004. In 2006, he was named a U.S. envoy to UNHCR, the UN Refugee Agency.

The UN Refugee Agency (UNHCR) provides protection and assistance to 33 million people around the world - mostly women and children- forced to flee their homes due to persecution and war. Since 2002, UNHCR has helped nearly 5 million Afghan refugees return to their villages of origin. The group's work in Afghanistan was recently highlighted when UNHCR Goodwill Ambassador Angelina Jolie traveled there to visit the organization's operation in

the war-torn country.

The United States Association for UNHCR (USA for UNHCR) supports the UN Refugee Agency's humanitarian work to protect and assist refugees around the world. The organization provides Americans an opportunity to aid in the protection and relief of refugees in the care of UNHCR. We strive to meet the needs of the world's most vulnerable people, building support and awareness in the United States for UNHCR's lifesaving relief programs.

Penguin Group (USA) is the U.S. division of Penguin Group worldwide. It is one of the most prestigious, award-winning, and critically acclaimed consumer trade book publishers in the world. A publishing leader, Penguin Group (USA)'s roster of award-winning, internationally bestselling authors includes Patricia Cornwell, Khaled Hosseini, Elizabeth Gilbert, Greg Mortenson, Eckhart Tolle, Junot Díaz, Zadie Smith, Kim Edwards, Ken Follett, Geraldine Brooks, Alan Greenspan, Al Gore, Amy Tan, Anne Lamott, J. M. Coetzee, Steve Coll, Kathleen Norris, James McBride, Michael Pollan, Ron Chernow, the Dalai Lama, Toni Morrison, Nick Hornby, Terry McMillan, Sue Monk Kidd, Tyler Perry, Jan Karon, Tom Clancy, Nora Roberts, Sue Grafton, Harlan Coben, Daniel Silva, Robin Cook, Catherine Coulter, Clive Cussler, Eric Jerome Dickey, Helen Fielding, W. E. B. Griffin, Spencer Johnson, Arthur Miller, Joyce Carol Oates, Robert B. Parker, John Sandford, Carol Shields, John Steinbeck, Kurt Vonnegut, and Stuart Woods.

Riverhead Books is a distinguished and critically acclaimed imprint of Penguin Group (USA). It is home to many *New York Times*-bestselling and award-winning authors, including Khaled Hosseini, Junot Díaz, Kathleen Norris, James McBride, Anne Lamott, Dinaw Mengestu, and Chang-rae Lee, among others.

Penguin Group, one of the world's largest English-language trade book publishers, has established divisions and key market positions in the United States, the United Kingdom, South Africa, Australia, Canada, India, China, New Zealand, and Ireland. Penguin Group is part of Pearson plc, the international media company.

Penguin Group was the first international English-language trade publisher to establish offices in South Africa, India, and China. Penguin South Africa last year published two of the fastest-selling local fiction titles in the South African market in decades. Penguin India is the largest English-language trade publisher in the Asian subcontinent. And Penguin China, in a joint project with the Chongqing Publishing Group, introduced Penguin Classics in Chinese in 2008.

For more than sixty years, Penguin has been the leading publisher of classics in the English-speaking world. Its library of more than 1,200 Penguin Classics titles speaks to contemporary readers by embracing excellence in scholarship, translation, and book design.

Penguin Group is also a global leader in children's publishing, home to such popular award-winning, bestselling authors as Laurie Halse Anderson, Frank

Beddor, Judy Blume, Jan Brett, Eric Carle, Roald Dahl, Tomie dePaola, Sarah Dessen, John Green, Eric Hill, Anthony Horowitz, Brian Jacques, Mike Lupica, Richard Peck, and Patricia Polacco. Penguin is also the proud publisher of perennial favorites such as Beatrice Potter's *Peter Rabbit*, *The Little Engine That Could*, and the Nancy Drew and Hardy Boys series.

Contact

Penguin Group (USA)
Marilyn Ducksworth
(212) 366-2564
marilyn.ducksworth@us.penguingroup.com

Dave Zimmer
(212) 366-2687
david.zimmer@us.penguingroup.com

UNHCR
Tim Irwin
(202) 243-7623
irwint@unhcr.org

USA for UNHCR
J. Michael Coburn
(202) 296-1115
mcoburn@usaforunhcr.org

Report and recommendations for Education Policy Leaders, from the Council of Chief State School Officers (CCSSO), says world's educators should learn from Singapore's success in science and math
20 November 2008

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Report is First in New Series from The Pearson Foundation and CCSSO

Austin, Texas - November 20 - A new report from the Council of Chief State School Officers (CCSSO) and the Pearson Foundation identifies key factors in Singapore's success in teaching science and mathematics and recommends that educators around the world extend and develop these practices in their school systems.

Report and Recommendations for Education Policy Leaders documents the conclusions from the International Conference on Science and Mathematics Education, held April 28-May 1 in Singapore. This conference, created and presented by CCSSO and the Pearson Foundation, convened delegates from 13 countries and six continents to explore firsthand the educational and cultural drivers that consistently help Singapore students to score at the top of international surveys such as the Programme for International Student Assessment (PISA).

The report cites specifically Singapore's country-wide investment in teachers; the development of their administrative leadership; and the educational system's adoption of innovative core curriculum designed to foster students' creativity and independent thinking.

"We convened this first gathering, focused specifically on science and mathematics, in Singapore in the hope that this worldwide delegation could learn from Singapore's success," said Gene Wilhoit, CCSSO's Executive Director. "Our spirited discussions set the stage for the continued exploration of these issues-one we invite others to share by means of this publication"

Small working teams from countries including Brazil, Canada, England, Italy, Japan, Korea, New Zealand, South Africa, Taiwan, the United Kingdom, and the United States also shared key educational, assessment, and professional development practices that ensure student success in mathematics and science education in their respective countries.

Report and Recommendations for Education Policy Leaders is the first in a series of annual reports from CCSSO and The Pearson Foundation that will present shared conclusions of CCSSO members from around the world. The partners announced the series and presented the first report at the CCSSO Annual Policy Forum (APF) and Business Meeting in Austin, Texas.

"One of the report's clear conclusions is that educators have as much to learn from other countries as they do from the achievements of their own teachers and administrators," said Pearson Foundation President Mark Nieker. "With CCSSO, we hope this report provides

educators everywhere a chance to reflect on their own practices and to share ideas to improve outcomes for the students they serve."

Report and Recommendations for Education Policy Leaders can be downloaded via the CCSSO and Pearson Foundation websites (www.ccsso.org; www.pearsonfoundation.org). These sites also contain details of next year's Summit, which will be held in Finland to focus specifically on teacher quality and technological innovation.

About The Council of Chief State School Officers (CCSSO)
The Council of Chief State School Officers (CCSSO) is a nationwide, nonprofit organization of public officials who head departments of elementary and secondary education in the states, the District of Columbia, the Department of Defense Education Activity, and five U.S. extra-state jurisdictions. CCSSO provides leadership, advocacy, and technical assistance on major educational issues. The Council seeks members' consensus on major educational issues and expresses their views to civic and professional organizations, federal agencies, Congress, and the public.

About the Pearson Foundation
The Pearson Foundation extends Pearson's commitment to education by partnering with leading nonprofit, civic, and business organizations to provide financial, organizational, and publishing assistance across the globe. The Foundation aims to make a difference by sponsoring innovative educational programs and extending its educational expertise to help in classrooms and in local communities. More information on the Pearson Foundation can be found at www.pearsonfoundation.org.

Contact
Kara Schlosser
karas@ccsso.org
202-336-7034

Pearson Foundation
Rod Granger
212.641.6114
rod.granger@pearson.com

'Why I Teach,' Series of Teacher-Made Films, to Be Distributed to Schools by The Council of Chief State School Officers (CCSSO) and The Pearson Foundation

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20 November 2008

Films Created by Winners of the Teacher of the Year Program Sponsored by CCSSO, New Member of the Digital Arts Alliance

AUSTIN, Texas, Nov. 20 /PRNewswire/ -- The Council of Chief State School Officers (CCSSO) and the Pearson Foundation will promote and distribute a new collection of personal films created by winners of the 2008 CCSSO Teacher of the Year program. The more than 50 films, each entitled "Why I Teach," showcase the personal motivations, challenges, and successes of this year's honorees. These testimonies present in these exemplary educators' own words their personal reasons for choosing teaching as a career.

About the Digital Arts Alliance

The Pearson Foundation also announced that CCSSO has joined the Digital Arts Alliance, the consortium that promotes digital arts K-12 education through fully funded and staffed programs delivered directly to schools and community centers nationwide. The Pearson Foundation is the founding partner in the Digital Arts Alliance, and part of Pearson, the international education and information company. The announcement was made at the CCSSO Annual Policy Forum (APF) and Business Meeting, held Nov. 13-16 in Austin, Texas.

Each film was scripted, edited, and completed by participating CCSSO Teachers of the Year during a hands-on Digital Arts Alliance workshop hosted earlier this year in New York City by the Pearson Foundation. Teachers integrated photos of their students, their classrooms, and their schools with personal narratives that showcased their motivations for teaching. They then made use of the latest digital filmmaking software to create the completed films.

"The CCSSO Teacher of the Year program exists to honor and to celebrate our nation's best teachers, and these remarkable and inspiring films do just that," said Gene Wilhoit, CCSSO's Executive Director. "The films' impact is all the more remarkable because these teachers -- many of whom had little or no digital arts experience when the workshop began -- made them themselves, with the support of the Pearson Foundation's Digital Arts Alliance staff."

Mark Nieker, president of the Pearson Foundation, said, "The Digital Arts Alliance gives teachers the chance to explore the digital and mobile technologies their students make use of every day. In the process of learning how to create their own digital stories, these teachers crafted short personal films that remind us all of the ways in which we've been shaped and changed by remarkable teachers in our own lives. We're honored to welcome these amazing educators, and the CCSSO Teacher of the Year program, to the Digital Arts Alliance."

The complete collection of films created by the 2008 CCSSO Teachers of the Year -- as well as corresponding films created by the 2007 class -- is available online at the

CCSSO and Pearson Foundation websites (www.ccsso.org; www.pearsonfoundation.org). The Pearson Foundation and Pearson Education are also making a DVD compendium disc of "Why I Teach" films available to schools, educators, and university departments of education. More information can be found at www.pearsonfoundation.org.

About The Council of Chief State School Officers (CCSSO)
The Council of Chief State School Officers (CCSSO) is a nationwide, nonprofit organization of public officials who head departments of elementary and secondary education in the states, the District of Columbia, the Department of Defense Education Activity, and five U.S. extra-state jurisdictions. CCSSO provides leadership, advocacy, and technical assistance on major educational issues. The Council seeks members' consensus on major educational issues and expresses their views to civic and professional organizations, federal agencies, Congress, and the public.

About The Digital Arts Alliance
Each year, the Digital Arts Alliance makes it possible for more than 15,000 students and their teachers to experience firsthand how laptop computers, video production equipment, and the latest mobile-phone technologies are changing the ways young people can organize, present, and share information and issues that matter to them. Alliance members believe that using technologies to enhance personal expression creates an expanded kind of literacy, often referred to as 21st Century literacy, which people -- especially young people -- already use in their everyday lives.

About the Pearson Foundation
The Pearson Foundation extends Pearson's (PSO) commitment to education by partnering with leading nonprofit, civic, and business organizations to provide financial, organizational, and publishing assistance across the globe. The Foundation aims to make a difference by sponsoring innovative educational programs and extending its educational expertise to help in classrooms and in local communities. More information on the Pearson Foundation can be found at www.pearsonfoundation.org.

END